SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 January, 2015

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Total Voting Rights dated 02 January 2015
Exhibit 1.2	Director/PDMR Shareholding dated 06 January 2015
Exhibit 1.3	Blocklisting Interim Review dated 08 January 2015
Exhibit 1.4	Blocklisting Interim Review dated 08 January 2015
Exhibit 1.5	Director/PDMR Shareholding dated 12 January 2015
Exhibit 1.6	Director/PDMR Shareholding dated 19 January 2015
Exhibit 1.7	Director/PDMR Shareholding dated 21 January 2015
Exhibit 1.8	Total Voting Rights dated 30 January 2015

Exhibit 1.1

BP p.l.c. - Total Voting Rights
BP p.l.c. - 2 January 2015

BP p.l.c.
Total voting rights and share capital

As at 31 December 2014, the issued share capital of BP p.l.c. comprised 18,234,858,213 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,771,103,080. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,239,940,713. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

Exhibit 1.2

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 6 January 2015

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 6 January 2015 that on 19 December 2014 Mr Ian Davis, a Director of BP p.l.c., acquired 318 BP ordinary shares (ISIN number GB0007980591) at a reference share price of $6.946 per share through the BP Scrip Dividend Programme.

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.3

BP p.l.c. - Blocklisting Interim Review
BP p.l.c. - 8 January 2015

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 8 January 2015

Name of applicant:		BP p.l.c.
Name of scheme:		The BP Group Savings Related Share Options
Period of return:	From:	1 July 2014	To:	31 December 2014
Balance of unallotted securities under scheme(s) from previous return:		11,754,180
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		11,754,180

Name of contact:	Denise Dillon
Telephone number of contact:	020 7496 4476

Exhibit 1.4

BP p.l.c. - Blocklisting Interim Review
BP p.l.c. - 8 January 2015

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 8 January 2015

Name of applicant:		BP p.l.c.
Name of scheme:		The Executive Share Option Scheme
Period of return:	From:	1 July 2014	To:	31 December 2014
Balance of unallotted securities under scheme(s) from previous return:		11,683,777
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		11,683,777

Name of contact:	Denise Dillon
Telephone number of contact:	020 7496 4476

Exhibit 1.5

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 12 January 2015

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised that on 12 January 2015 the following Director and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £3.9865 per share through participation in the BP ShareMatch UK Plan:-

Director

Dr B. Gilvary                80 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                80 shares
Mr B. Looney              78 shares
Mr D. Sanyal               78 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.6

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 19 January 2015

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was informed on 19 January 2015, that the following Director and senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the numbers of BP ordinary shares (ISIN number GB0007980591) shown opposite their names on 15 January 2015 at a value of £3.86500 per ordinary share, as a result of the vesting of awards made under the BP Deferred Annual Bonus Plan.

Director

Dr B Gilvary                   44,780

Other Persons Discharging Managerial Responsibilities

Mr R Bondy                  44,780
Mr M T Erginbilgic      31,858
Mr B Looney                 30,531
Mr D Sanyal                  20,278
Mr H Schuster              25,043

This notice is given in fulfilment of the obligation under DTR3.1.4R.

Exhibit 1.7

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 21 January 2015

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was informed on 21 January 2015 that the following senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the numbers of BP ADSs (ISIN number US0556221044) shown opposite their names on 20 January 2015 at a value of US$35.730 per ADS, as a result of the vesting of awards made under the BP Deferred Annual Bonus Plan.

Mr R Fryar                    5,152.847 ADSs (equivalent to approximately 30,917 ordinary shares)

Mr A Hopwood           7,434.685 ADSs (equivalent to approximately 44,608 ordinary shares)

Mrs K Landis               3,896.635 ADSs (equivalent to approximately 23,380 ordinary shares)

Mr H L McKay            7,851.743 ADSs (equivalent to approximately 47,110 ordinary shares)

This notice is given in fulfillment of the obligation under DTR3.1.4R.

Exhibit 1.8

BP p.l.c. - Total Voting Rights
BP p.l.c. - 30 January 2015

BP p.l.c.
Total voting rights and share capital

As at 30 January 2015, the issued share capital of BP p.l.c. comprised 18,235,726,807 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,770,234,486. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,240,809,307. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 03 February 2015
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Secretary